SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Revisions of the Forecast on Non-Consolidated Performance for Fiscal Year Ended March 31, 2018 for DAIKYO INCORPORATED”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 19, 2018	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Revisions of the Performance Forecast for Fiscal Year Ended March 31, 2018 for DAIKYO INCORPORATED

TOKYO, Japan – April 19, 2018 – ORIX Corporation (“ORIX”) announced today that its consolidated subsidiary DAIKYO INCORPORATED has provided information regarding revisions of the performance forecast for the fiscal year ended March 31, 2018, as shown separately in the attachment to this news release.

The impact of this update is expected to be immaterial to ORIX’s consolidated results.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 40 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: http://www.orix.co.jp/grp/en/

(As of September 30, 2017)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2016 – March 31, 2017.”

April 19, 2018

To whom it may concern,

Company name:	DAIKYO INCORPORATED
Representative:	Akira Yamaguchi Representative Executive Officer, President
Securities code:	8840
Listing:	First Section, Tokyo Stock Exchange
Contact:	Koichi Hinago, General Manager, Group Corporate Planning Department

Announcement Regarding Revisions of the Performance Forecast

DAIKYO INCORPORATED (the “Company”) hereby announces that it has revised its performance forecast for the fiscal year ending March 31, 2018, which was announced on May 15, 2017, to reflect the latest status of transactions and business performance.

1.	Revisions of the performance forecast for the fiscal year ending March 31, 2018

(April 1, 2017 through March 31, 2018)

(1)	Non-consolidated Forecast

(Millions of yen)

	Net sales	Ordinary income	Net income	Net income per share(yen)
Previous forecast (A)	58,000	9,800	10,300	121.72
Revised forecast (B)	63,900	11,700	12,000	143.15
Change (B – A)	5,900	1,900	1,700	-
Percentage change (%)	10.2	19.4	16.5	-

(2)	Consolidated Forecast

(Millions of yen)

	Net sales	Operating income	Ordinary income	Profit attributable to owners of parent	Net income per share(yen)
Previous forecast (A)	340,000	19,000	18,000	12,000	142.46
Revised forecast (B)	335,100	20,100	19,700	13,800	164.76
Change (B – A)	(4,900)	1,100	1,700	1,800	-
Percentage change (%)	(1.4)	5.8	9.4	15.0	-

2.	Reasons for the revision

The Company conducted a replacement of asset as a part of activities to utilize earning properties. Owing to the prosperous market environment, the asset was sold at a higher price than what was estimated, leading to a revision on both the non-consolidated forecast and consolidated forecast.

*

The forward-looking statements in this document, including forecasts, are based on information available at the time of publication, including uncertain elements. Actual results may differ from the forecast figures due to various factors.